UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from__________to__________

Commission file number 0-9692

A.             Full title of the plan and the address of the plan, if different from that of the issuer named below:

Tellabs Operations, Inc., a wholly owned subsidiary of Tellabs, Inc., Profit Sharing and Savings Plan

B.               Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Tellabs, Inc.
One Tellabs Center, 1415 W. Diehl Road, Naperville, IL 60563
(Address of principal executive office and zip code)

(630) 798-8800
(Registrant’s telephone number, including area code)

TELLABS PROFIT SHARING AND SAVINGS PLAN

YEARS ENDED DECEMBER 31, 2005 AND 2004

TABLE OF CONTENTS

Pages
Report of Independent Registered Public Accounting Firm	2

Financial Statements:

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-11

Supplemental Schedule:

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	12

Signature of Principal Accounting Officer	13

Exhibit No. 23 — Consent of Independent Registered Public Accounting Firm	14

Report of Independent Registered Public Accounting Firm

Administrative Committee
Tellabs Advantage Program

We have audited the accompanying statements of net assets available for benefits of the Tellabs Profit Sharing and Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. Tellabs Operations, Inc., (Tellabs), a wholly owned subsidiary of Tellabs, Inc., sponsors the Plan. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Washington, Pittman & McKeever, LLC
WASHINGTON, PITTMAN & MCKEEVER, LLC

Chicago, Illinois
June 21, 2006

EIN 36-3831568
Plan #001

TELLABS PROFIT SHARING AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2005 AND 2004

	2005	2004
Assets
Investments, at fair value:
Plan’s interest in the Tellabs Advantage Program (Master Trust)	$315,337,609	$224,588,131
Participant loans	4,011,367	3,277,168
Total Investments	319,348,976	227,865,299

Employer contributions receivable	5,795,012	1,313,382
Net Assets Available for Benefits	$325,143,988	$229,178,681

See the accompanying notes to financial statements.

EIN 36-3831568
Plan #001

TELLABS PROFIT SHARING AND SAVINGS PLAN

STATEMENTS OF CHANGES IN
NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Additions
Contributions:
Employer	$14,496,569	$9,224,065
Participants	20,867,697	12,200,136
Rollover	1,930,696	292,864
	37,294,962	21,717,065

Plan’s interest in net investment gain from the Tellabs Advantage Program (Master Trust)	30,303,191	19,202,683
Interest on participant loans	238,548	203,888
Total additions	67,836,701	41,123,636

Deductions
Benefits paid to participants	(26,352,145)	(25,711,389)
Forfeitures	4,061	8,151

Total deductions	(26,348,084)	(25,703,238)

Net increase before plan transfers	41,488,617	15,420,398

Net assets transferred from other plans	54,476,690	—

Net increase after plan transfers	95,965,307	15,420,398

Net assets available for benefits:
Beginning of year	229,178,681	213,758,283
End of year	$325,143,988	$229,178,681

See the accompanying notes to financial statements.

EIN 36-3831568
Plan #001

TELLABS PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004

1.     Description of Plan:

The following description of the Tellabs Profit Sharing and Savings Plan (the Plan) provides only general information. Tellabs Operations, Inc., a wholly owned subsidiary of Tellabs, Inc. sponsors the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

a.               General

The Plan is a defined-contribution plan covering all United States employees of Tellabs Operations, Inc. and adopting affiliates (the Company or Employer) who are age 18 or older and are otherwise eligible under the Plan. Effective July 1, 2003, eligible employees of the Company can participate in the Plan as soon as administratively possible after completing one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The plan administrator maintains all necessary records and determines participant eligibility. Plan assets are held in a trust and are managed by a Trustee appointed by the Company.

The Plan participates in the Tellabs Advantage Program trust (the Master Trust) along with the Tellabs Retirement Plan.

Effective January 1, 2005, the Advanced Fibre Communications 401(k) Savings Plan merged into the Profit Sharing and Savings Plan.

Effective February 28, 2005, the Vinci Systems, Inc. 401(k) Profit Sharing Plan merged into the Profit Sharing and Savings Plan.

b.              Contributions

Participants may elect to contribute, on a before-tax basis, between 1% and 50% of their eligible annual compensation. For 2005 and 2004, the Company contributed to the Plan an amount equal to each eligible participant’s before-tax contribution, limited to 4% of the participant’s eligible compensation for the year (the Matching Contribution). Participants can direct the Matching contributions into any of the investment funds.

TELLABS PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(Continued)

YEARS ENDED DECEMBER 31, 2005 AND 2004

1.               Description of Plan (Continued):

Effective July 1, 2003, a Discretionary Company Contribution was instituted. This contribution is declared by the Board of Directors and is funded entirely by the Company. The amount of the contribution is based on a percent of eligible pay for a specific period of time as declared by the Board of Directors. All regular active employees employed on the last day of the declared period of time are immediately eligible to receive this contribution and the investment of these funds follows the participants’ elections on file for the Program. This contribution is 100% vested. In 2005, the Board of Directors declared a 2% Discretionary Company Contribution for the year. In 2004, the Board of Directors declared a 2% Discretionary Company Contribution for each quarter.

c.               Participants’ Accounts

The Plan administrator maintains a recordkeeping account in the name of each participant, which reflects the participant’s share of the Employer contributions, participant contributions, and the participant’s share of earnings or losses of the respective investment funds.

d.              Vesting

Participants are immediately vested in their contributions and the Company Matching Contribution and the Discretionary Company Contribution, plus actual earnings thereon.

e.               Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 (or less if the participant demonstrates financial hardship) up to a maximum of $50,000, subject to provisions as outlined in the Plan document. Interest rates are commensurate with local prevailing rates, as determined by the Administrative Committee. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the participant’s account.

TELLABS PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(Continued)

YEARS ENDED DECEMBER 31, 2005 AND 2004

1.               Description of Plan (Continued):

f.                 Payment of Benefits

If the participant’s vested account balance does not exceed $1,000, the participant’s vested account balance will be distributed in a lump-sum payment. Upon termination of service, retirement, disability, or death, participants may receive a lump-sum amount equal to the vested value of their accounts or an annuity.

g.              Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a termination of the Plan, participants are 100% vested in their accounts; therefore the assets of the Plan will be liquidated and promptly distributed to each participant or beneficiary.

2.     Summary of Significant Accounting Policies:

a.               Basis of Accounting

The financial statements of the Plan have been prepared under the accrual method of accounting and in conformity with accounting principles generally accepted in the United States of America.

b.              Investment Valuation

The Plan’s beneficial interest in the Master Trust represents the Plan’s share of the Master Trust’s investments stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Master Trust at year-end. Investments in common stock are valued at the closing exchange prices reported by the New York Stock Exchange. The market value for short-term investments is cost, which approximates fair value. The participant loans are valued at their outstanding balances, which approximate fair value.

The Plan’s percentage interest in the net assets of the Master Trust as of December 31, 2005 and December 31, 2004 was approximately 85% and 80%, respectively.

TELLABS PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(Continued)

YEARS ENDED DECEMBER 31, 2005 AND 2004

2.     Summary of Significant Accounting Policies (Continued):

Investment income (loss) is allocated to participating plans on a basis which reflects their weighted participation in the investment funds of the Master Trust.

c.               Administrative Costs

All administrative costs beyond the recordkeeping costs are paid by the Company. Recordkeeping costs are credited via the 12(b)1 fees (fee charged by mutual funds for activity in connection with distribution of fund’s shares) associated with the various funds.

d.              Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

e.               Risks and Uncertainties

The Master Trust that holds the Plans assets invests in various securities including Company stock, equity and fixed income mutual funds, and short-term investment funds. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

3.             Investment in Master Trust:

Participants have the option of investing all or a portion of their accounts (other than the Profit Sharing Contribution which was automatically allocated to the Tellabs, Inc. Stock Fund prior to July 1, 2003) in any of the investment fund options offered by the Plan. On a daily basis, participants have the option of changing the allocation of future contributions or transferring all or a portion of their existing account balances among the investment funds, subject to any trading restrictions imposed by the investment funds.

TELLABS PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
(Continued)

YEARS ENDED DECEMBER 31, 2005 AND 2004

3.             Investment in Master Trust (Continued):

The following table presents assets held by the Master Trust at December 31, 2005 and December 31, 2004:

	2005	2004
Investments at fair value as determined by quoted market price
Registered investment company funds:
American Funds Group — American Balanced Fund	$36,378,668	$33,784,820
Barclays Equity Index Fund	25,068,608	17,274,548
Fidelity Contra Fund	57,859,999	34,819,242
American Funds Group — EuroPacific Growth Fund	48,023,968	31,572,570
American Century Ultra Investors Fund	28,330,819	27,341,565
Washington Mutual Investors Fund	31,463,636	28,323,372
AIM Small Cap Growth Fund	12,619,162	7,042,411
Artisan Small Cap Value Fund	22,418,573	12,904,610
PIMCO Total Return Fund	15,524,644	13,139,466
Equity:
Tellabs, Inc. common stock	40,459,886	34,023,397
	318,147,963	240,226,001
Investments at estimated fair value
Money market funds:
SSGA Money Market Fund	23,603,318	21,913,109
ABN AMRO Income Plus Fund	29,429,663	18,375,789
Northern Trust Short-Term Investment Fund	533,656	178,620
	53,566,637	40,467,518
401(h) account — Short-Term Investment Fund	8,911,668	8,642,132

Total investments	380,626,268	289,335,651
Accrued income	239,572	126,426

Assets	$380,865,840	$289,462,077

TELLABS PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
(Continued)

YEARS ENDED DECEMBER 31, 2005 AND 2004

3.             Investment in Master Trust (Continued):

The investment income of the Master Trust for the years ended December 31, 2005 and December 31, 2004 is summarized as follows:

	2005	2004
Interest and dividend income	$5,430,047	$3,098,052
Interest income — 401(h) account	269,536	108,767
Net realized and unrealized appreciation in fair value of investments:
Registered investment companies	19,943,570	20,437,240
Tellabs, Inc. common stock	9,175,922	938,596
Total net appreciation	29,119,492	21,375,836
	$34,819,075	$24,582,655

4.             Nonparticipant-Directed Investments:

Information about the net assets as of December 31, 2005 and December 31, 2004 and the significant components of the changes in net assets for the years then ended, relating to the nonparticipant-directed investments is as follows:

	2005	2004
Investments, at fair value:
Tellabs, Inc. common stock	$5,774,198	$4,867,882
Changes in net assets:
Net realized and unrealized appreciation
in fair value of investments	$1,201,716	$114,688
Employer contributions	—	479,390
Distributions	(283,395)	(552,478)
Interfund transfers	(12,005)	(13,567)
	$906,316	$28,033

TELLABS PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
(Continued)

YEARS ENDED DECEMBER 31, 2005 AND 2004

5.             Reconciliation to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2005	2004

Net assets available for benefits per the financial statements	$325,143,988	$229,178,681
Amounts allocated to withdrawn participants	—	—
Net assets available for benefits per Form 5500	$325,143,988	$229,178,681

6.             Income Tax Status:

The Plan has received a determination letter from the Internal Revenue Service dated December 10, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Service Code (the Code), and, therefore, the related Master Trust is exempt from taxation. The Plan has been amended and restated since receiving the determination letter and has not applied for a new determination letter. However, the Plan administrator and the Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Supplemental Schedule

EIN 36-3831568
Plan #001

TELLABS PROFIT SHARING AND SAVINGS PLAN

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

December 31, 2005

Current
Identity of Issuer	Value
Participant loans (interest range 6.25% - 7.75%)	$4,011,367

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Tellabs Operations, Inc., a wholly owned subsidiary of Tellabs, Inc., Profit Sharing and Savings Plan

/s/ James A. Dite
James A. Dite
Vice President and Controller
(Principal Accounting Officer)

June 22, 2006
(Date)

EXHIBITS

The following exhibit is being filed with this Annual Report on Form 11-K:

Number	Description

23	Consent of Washington, Pittman and McKeever, LLC